MUSKOKA FLOORING CORPORATION
                        2711 Centerville Road, Suite 400
                              Wilmington, DE 19808
                              Phone: (705) 794-9481

                                 March 31, 2008


VIA EDGAR


Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549


Attn: Era Anagnosti:


     Re: Muskoka Flooring Corporation
         Registration Statement on Form S-1
         SEC File Number: 333-149900


Dear Sir or Madam:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Muskoka Flooring Corporation, a Delaware corporation (the "Company"), hereby requests the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-149900, together with all exhibits thereto (the "Registration Statement"), on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

     The Registration Statement was originally filed with the Securities and Exchange Commission on March 26, 2008. The Company requests the withdrawal of the Registration Statement due to the fact that the Registration Statement was incorrectly tagged as an original filing. The Registration Statement should have been tagged as an amendment to the Company's existing Registration Statement on Form SB-2, as amended, originally filed on December 21, 2007. No securities have been sold in connection with the Registration Statement.

     If you have any questions concerning this request for withdrawal, please contact Gordon Cotton at (705) 794-9481.


                                   Respectfully submitted,


                                   MUSKOKA FLOORING CORPORATION



                                   By: /s/ GORDON COTTON
                                   _____________________________________________
                                   Name:   Gordon Cotton
                                   Title:  President and Chief Financial Officer